www.comtechtel.com
68 South Service Road s Melville, New York 11747 Telephone (631) 962-7000 s Fax (631) 962-7001

VIA EDGAR
Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Comtech Telecommunications Corp. (“Comtech” or the “Company”) Form 10-K for the Fiscal Year Ended July 31, 2016 Filed October 6, 2016 File No. 000-07928

Dear Mr. Spirgel:

I am responding to your letter, dated July 25, 2017, offering comments on the above-referenced Form 10-K for the Fiscal Year Ended July 31, 2016 (the “Annual Report”) (the “Comment Letter”). To facilitate your review, I have repeated your comment in the Comment Letter as set forth below in bold type and have set forth the Company’s response below it in ordinary type.

Notes to Consolidated Financial Statements
(2) Acquisition, page F-16

1.
We note that in the acquisition of TCS you allocated 66% of the purchase price to customer relationships and backlog. Also we note that you estimated the useful life of this intangible to be 21 years. Please tell us the specific factors you considered in concluding that an estimated useful lives of 21 years is appropriate for the customer relationships intangible asset.

Response
We evaluated the estimated useful lives of the customer relationship and backlog intangible assets acquired using the guidance in ASC 350-30-35-3 of the Financial Accounting Standards Board’s Accounting Standards Codification. Of the total asset valued at $223,100,000, backlog was valued at $3,100,000 and we estimated its useful life to be approximately one (1) year primarily based on the estimated time-period over which we expected to generate cash flows from the backlog acquired. The remaining $220,000,000 consisted of relationships with long-time customers whom we expect to continue to purchase advanced communications solutions in both our Commercial Solutions Segment and our Government Solutions Segment. We evaluated each specific customer relationship asset and their respective estimated useful life independently (using a multi-period excess earnings method or “discounted cash flow model”), and the useful life for each group was determined to be twenty-one (21) years. Beyond the twenty-one (21) year period, the present value of the related cash flows was not meaningful. The following tables summarize the specific factors we considered in making such determination (with no one factor more presumptive than any other):

Specific Factors Considered	Discussion of Specific Characteristics
Comtech’s expected use of customer relationships
As of the date of acquisition of TCS, many of the significant customer relationships acquired already existed for more than twenty (20) years and we estimate TCS had a retention rate of approximately 95 percent. Comtech expects to continue to deploy new platforms, provide maintenance, operational support of installed systems, administration of system components, system optimization, configuration management services and training services to these customers for the foreseeable future. A further discussion by segment class follows:

Commercial Solutions Segment
These customer relationships include direct relationships with: (i) large U.S. telecommunication carriers; (ii) large international telecommunication carriers (including mobile operators); and (iii) various domestic state and local municipalities. Comtech expects to sell to these customers integrated Enterprise technology and Safety and Security technology solutions which allow them to provide critical services to literally millions of people in more than 30 states. These solutions include: (i) the wireless and secure delivery of emergency 911 calls; (ii) the routing of Voice over Internet Protocol (“VoIP”) emergency 911 calls; (iii) Short-Messaging Services (“SMS” or “text messaging” platforms), including the ability to text to 911; and (iv) mapping and location-based applications (including trusted location identification for emergency 911 calls, precise mapping, geolocation and navigation). Many of these solutions are complex and require recurring expenditures by the customers. In addition, in many cases, we are only one of several providers capable of meeting these customers’ needs; thus, we believe our relationships with these customers will last at least through the twenty-one (21) year amortization period. In addition to TCS’ solutions, Comtech expects to leverage these direct relationships by offering the customers its solutions, such as satellite ground station equipment which can be utilized as a backup system when terrestrial systems are not available.

Government Solutions Segment
These customer relationships include the U.S. Department of Defense (“DoD”) and its agencies, including but not limited to the U.S. Army. Comtech expects to sell these customers integrated Command and Control technology solutions. Customer relationships and past performance is of critical importance and we note that TCS is a prime contractor providing U.S. Army’s Global Tactical Advanced Communications Systems ("GTACS") solutions and Defense Information Systems Agency’s Custom SATCOM Solutions ("CS2") solutions, as well as providing DoD personnel with curriculum development and training solutions to support a growing cybersecurity workforce. These offerings also include Secret Internet Protocol Router and Non-secure Internet Protocol Router Access Point ("SNAP") products and over-the-horizon microwave system products, both of which have been sold to U.S. government agencies for approximately twenty (20) years and which are expected to be used for many years ahead.

Comtech’s expected useful life of technology related to the customer relationships
Because technology becomes outdated over time, the correlation between technology and customer useful lives is not one to one. In this regard, for the Staff’s convenience, we note as disclosed in Note 2 of our Consolidated Financial Statements included in the Annual Report, the estimated useful lives of the related technologies acquired range from five (5) to fifteen (15) years (i.e., shorter than the twenty-one (21) years for customer relationships acquired). As technology changes, we expect to develop new technology to retain these customers (the future cost of which was considered in our discounted cash flow model). A further discussion by segment follows:

Commercial Solutions Segment
One of the reasons that the estimated useful lives of customer relationships are longer than the useful lives of related technologies is that backward compatibility of new technology is a critical requirement for large U.S. and international telecommunication carriers as well as domestic state and local municipalities, which generally deploy new technologies using phased-in approaches. In simple terms, it is difficult for customers to switch technologies and when they adopt new technologies, the incumbent provider is usually retained to implement such.

For example, Commercial Solutions segment customers are adopting new technology to fulfill the Federal Communications Commission’s (“FCC”) requirements for Enhanced 911 ("E911") call-routing to Public Safety Answering Points (“PSAPs”) for wireless and VoIP network operators. E911 refers to 911 calls for both wireline and wireless telephones that are enhanced to provide location information of the caller. Additionally, many of the customers in this class are in the early stages of adopting new technologies, including the internet of things (“iOT”) and machine to machine (“M2M”) technologies and virtualization of network hardware. These new technologies require backward compatibility and are being implemented by the customer with Comtech.

Government Solutions Segment
Government Solutions segment customers generally adopt new technology to increase decision-makers’ situational awareness. As in the case of our Commercial Solutions segment customers, our Government Solutions segment customers (e.g., the U.S. government) use phased-in approaches when adopting new technologies. These new technologies must integrate with older systems due to backward compatibility requirements and the size and complexity of the systems themselves, which are often incorporated into the customer’s long-lived assets. Examples of new systems that are being integrated into older systems include new radar technologies and unmanned aerial vehicles ("UAVs"), all of which generally transfer data through secure communications networks such as our SNAP and over-the-horizon microwave solutions, many of which themselves have existed for over twenty (20) years. These technologies require backward compatibility and are being implemented by the customer with Comtech.

Any legal, regulatory, or
contractual provisions
that may limit the useful
life; Comtech’s own
historical experience in
renewing or extending
similar agreements,
consistent with the
intended use of the
customer intangible
assets acquired,
regardless of whether
those arrangements have
explicit renewal or
extension provisions

Consistent with Comtech’s historical experience in renewing or extending similar arrangements with our own similar customers, we do not believe that there are any material legal, regulatory or contractual provisions that may limit the useful life of the customer relationship acquired. Since its founding in 1967, Comtech has retained long-standing customer relationships with many commercial international mobile operators, the U.S. government and its related agencies and foreign governments (such as our North African end customer) for more than twenty (20) years. In this regard, we considered our own experience when estimating useful lives of the customer relationships we acquired. A further discussion by segment class follows:

Commercial Solutions Segment
Most contracts with our commercial customers have no explicit or automatic contract renewal or extension provisions. The expectation of both parties, however, is that the relationship will be ongoing. This is evident, for example, in the fact that these contracts generally require that we comply with new regulations and laws that may come into effect during the contract. In our industry, the absence of explicit or automatic contract renewal or extension provisions does not result in short-term relationships. This is because many of these contracts are for solutions used in critical communications, such as public safety (e.g., 911 call routing and text messaging, including text to 911), and the customer’s cost to switch providers is extremely high. Further, many customers prefer to work with trusted suppliers because they can face significant fines and or penalties for noncompliance with rules and regulations imposed by government agencies, as well as negative publicity that can lead to churn of its subscriber base. Accordingly, to ensure smooth operational performance and to avoid the negative consequences from the aforementioned items, we believe that our customers are highly motivated to maintain good long-term relationships with us because of our expertise and familiarity with their networks.

Government Solutions Segment
Our government solutions tend to have long sales cycles. Once a product is designed into a system, government customers are reluctant to change due to the extensive qualification process and potential redesign required in using alternative sources. Nevertheless, governments, including the U.S. government, typically include contractual provisions that allow them to terminate contracts at any time for their convenience or not to purchase any products or services at all. These clauses protect government customers and when invoked, generally occur in the early stages of a program due to changing priorities and or funding limitations. To-date, Comtech has not experienced any material terminations and does not believe that if a specific protective contract clause was invoked by a customer, that it would reduce the estimated useful life of that specific customer relationship. In such cases, we believe the government customer would continue to purchase other products from the breadth of advanced technology solutions we provide, as we rarely sell just one solution to our customers.

The effects of
obsolescence, demand,
competition and other
economic factors (such
as the stability of the
industry, known
technological advances,
legislative action and
expected changes in
distribution channels)

Although there can be effects of obsolescence, demand changes, competition and other economic factors, we believe current trends validate our expectations that customer relationships for both our Commercial Solutions segment and Government Solutions segment will continue through the estimated amortization period. The below is a discussion of how we considered these factors:

Obsolescence, Technological Advances and Demand - Although obsolescence occurs, our experience indicates that technology advances for both our commercial and government customers have generally resulted in increased customer reliance and demand because of the need for backward compatibility. As such, although there can be effects of technological obsolescence over time, we believe customer retention would remain high.

For example, despite the advent of new messaging systems (such as Wi-Fi text messaging), large U.S. and international telecommunication carriers continue to use the architecture of the SMS infrastructure which has existed for more than twenty (20) years. Relationships have continued despite the migration of wireless telecommunication networks from second generation (“2G”) technologies in 1991 to 3G, 4G and currently Long Term Evolution (“LTE”).

For government customers, over-the-horizon microwave and satellite-based technologies have existed for over forty (40) years and although customers upgrade their technologies, they almost always have a requirement for backward compatibility.

Distribution Channels - We do not believe that changes in distribution channels in the future will adversely impact our customer relationship lives because, in many cases, we are only one of a few providers and commercial and government customers generally employ diversification strategies to utilize more than one vendor to reduce the risk of network downtime or vendor unavailability.

Economic and Other Factors - Recent legislative action is also supportive of long-term customer relationships. For example, in February 2015, the FCC enabled $7.0 billion of funding for the Commerce Department’s FirstNet, a nationwide LTE broadband network for over five million first responders, which encompasses police departments, fire departments, the National Guard and other emergency service providers using the 700MHz spectrum. TCS’ FirstNet opportunities include systems integration, satellite and location infrastructure terminals, and linkage to NG911 Emergency Services IP Networks ("ESInet"). For government customers, there are no known legislative actions that are expected to diminish the expected useful lives of our acquired customer relationships. Historically, government budget pressures have impacted the timing of awards and have not negatively impacted customer relationship lives.

The level of maintenance expenditures required to obtain the expected future cash flows from the customer relationships
The solutions deployed for Commercial and Government Solutions customers are sophisticated and we intend to provide ongoing operational support for this installed base of systems, including administration of system components, system optimization and configuration management.

We also intend to continue to invest in new technologies to obtain future cash flows from these customers including efforts to both set and meet system standards for SMS text messaging and next generation 911 ("NG911"), which refers to an Internet Protocol ("IP") based system that allows digital information (e.g., voice, photos, videos, text messages) to flow seamlessly from the public, through the 911 network and on to emergency responders.

We considered the level of these expected expenditures to be incurred in the future to maintain customer relationships and factored such expectations into the respective cash flow models utilized to value the customer relationship assets. Such expectations considered historical spending by TCS as well as our actual and forecasted strategic spending plans.

The period of expected cash flows used to measure the fair value of the customer relationships, adjusted for the above specific factors we believe are relevant to Comtech
We performed a separate discounted cash flow model and related analysis for each class of Commercial Solutions and Government Solutions segment customer relationships acquired and considered the period of related expected future cash flows, all of which were adjusted for the specific factors we believe were relevant to Comtech. In each case, we concluded that the gross cash flows expected to be generated from each customer class would exceed the amortization period. The amortization period was shorter than the period of gross cash flows because, based on the length of expected customer retention, the discount rate utilized resulted in the present values of cash flows not being meaningful after twenty-one (21) years.

As of the date of acquisition, TCS had high customer retention rates, which we believe was attributable to the factors described herein and which we expect to continue. We applied a 5.0 percent customer attrition rate based on an analysis of TCS experience and our own experience that customer relationships in our specific industry do not dissipate rapidly. The revenue after customer attrition was then adjusted to exclude the run off associated with backlog (which was valued separately).

When concluding on the estimated useful life of customer relationship intangible assets, we noted that the twenty-one (21) year life accounted for approximately 85 percent of the undiscounted cash flows expected to be generated by the customer relationship intangible asset and that this calculation was supportive of our conclusion that twenty-one (21) years was an appropriate life to amortize the customer relationships intangible asset acquired.

Based on the aforementioned relevant factors, we believe that twenty-one (21) years was appropriate for the customer relationship intangible assets resulting from the TCS acquisition.

We appreciate the opportunity to respond to your comment. If you have any questions or comments on our response, please contact the undersigned.

Sincerely,

/s/ Michael D. Porcelain
Senior Vice President, Chief Financial Officer

Cc:	Robert Cantone, Partner, Proskauer Rose LLP
John Sarno, Partner, Deloitte & Touche LLP